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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3
                                QUARTERLY REPORT


                       FOR THE QUARTER ENDED JUNE 30, 1999

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935




                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600


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                                    CONTENTS

                                                                            Page

ITEM 1 - Organization Chart                                                    2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions        3


ITEM 3 - Associate Transactions                                                3


ITEM 4 - Summary of Aggregate Investment                                       4


ITEM 5 - Other Investments                                                     4


ITEM 6 - Financial Statements and Exhibits                                     5


 SIGNATURE                                                                     5

 EXHIBIT A                                                                     6


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ITEM 1 - ORGANIZATION CHART

    Name               Energy or                                                       Percentage
of Reporting          gas-related            Date of               State of             of Voting               Nature of
  Company              Company           Organization            Organization         Securities Held           Business
  -------              -------           ------------            ------------         ---------------           --------
Columbia              Gas-related        January 7, 1998           Delaware                100%                (Non-FERC
Deep Water                                                                                                     jurisdictional)
Services                                                                                                       gas pipeline
Company                                                                                                        development
(Deep Water)

Columbia              Gas-related        October 1, 1998           Delaware                100%                Resource
Energy                                                                                                         Development
Resources, Inc.
(CER)

Columbia              Energy-related     November 6, 1998          Delaware                100%                Electric
Electric Liberty                                                                                               Generation
Corp. (CELC)*

Columbia              Energy-related     November 6, 1998          Delaware                100%                Electric
Electric Limited                                                                                               Generation
Holdings Corp.
(CELHC)**

Columbia              Energy-related     October 28, 1998          Delaware                100%                Retail
Energy                                                                                                         Energy
Retail Corp.                                                                                                   Marketing
(CERC)

Columbia              Gas-related        October 30, 1998          Delaware                100%                Holding
Pipeline                                                                                                       Company
Corp. (CPC)                                                                                                    for(non-FERC
                                                                                                               jurisdictional)
                                                                                                               gas pipeline
                                                                                                               companies

Columbia             Energy-related      May 21, 1998              Delaware                100%                Co-generation
Electric                                                                                                       Power Plant
Gregory
Remington
Corp.

CGT                  Gas-related         June 30, 1999             Delaware                100%                Holds Colombia
Trailblazer,                                                                                                   Gulf's interest
L.L.C.                                                                                                         in the Trailblazer
                                                                                                               Partnership (gas
                                                                                                               pipeline development)

*  Formerly TriStar Ventures Corporation 10 (TVC-10)

** Formerly TriStar Ventures Corporation 9 (TVC-9)



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On April 27, 1999, Columbia Electric Gregory Remington Corporation
issued and sold for cash to Columbia Electric Corporation 9 shares of common stock, $1 par value, for $10,000 per share.

Columbia Gulf Transmission Company's equity interest in Trailblazer Pipeline Company, an Illinois partnership, was authorized to be transferred to CGTTB by resolution of the Board of Directors of Columbia Gulf, effective June 30, 1999. Columbia Gulf is the sole member of CGTTB, a limited liability company. No stock is issued.

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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars)

Company          Type of       Principal                                     Person to            Collateral      Consideration
Issuing          Security      Amount of       Issue or       Cost of       Whom Security         Given with      Received for
Security         Issued        Security        Renewal        Capital        was Issued            Security       Each Security
--------         ------        --------        -------        -------       -------------       -------------     -------------

Confidential treatment requested

CAPITAL CONTRIBUTIONS:
(dollars)

   Company                        Company                           Amount
Contributing                     Receiving                           of
   Capital                        Capital                   Capital Contribution
------------                     ---------                  --------------------

Confidential treatment requested

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I --   Transactions performed by reporting companies on behalf of associate companies
(dollars)

 Reporting             Associate
 Company                Company              Types of          Direct        Indirect                    Total
 Rendering             Receiving             Services          Costs           Costs         Cost        Amount
 Services              Services              Rendered         Charged         Charged     of Capital     Billed
----------            ----------             --------         -------         -------     ----------     ------

Confidential treatment requested

Part II --  Transactions performed by associate companies on behalf of reporting companies
(dollars)

Associate             Reporting
Company               Company                Types of           Direct         Indirect                     Total
Rendering             Receiving              Services           Costs           Costs           Cost        Amount
Services              Services               Rendered          Charged         Charged       of Capital     Billed
---------             ---------              --------          -------         -------       ----------     -------

Confidential treatment requested




                                       4
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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of June 30, 1999                      $4,021,600             Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                  $603,240             Line 2

   Greater of $50 million or line 2                                             $603,240             Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                      *
                                                                                --------
   Total current aggregate investment                                              *                 Line 4
                                                                                --------
   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                            *                 Line 5

Investments in gas-related companies                                               *

*Confidential treatment requested

ITEM 5 - OTHER INVESTMENTS

     Major Line                    Other                       Other
of Energy-Related            Investment in last         Investment in this          Reason for difference in
    Business                    U-9C-3 Report             U-9C-3 Report               Other Investment
-----------------            ------------------         ------------------          -------------------------

Confidential treatment requested



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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

                                Confidential treatment requested

Exhibits:

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE

    2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A




                                              SIGNATURE

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Columbia Energy Group
                                          ---------------------
                                              (Registrant)

 Date:     August 24, 1999                 By:    /s/ M. W. O'Donnell
                                              -------------------------
                                               M. W. O'Donnell
                                               Vice President and
                                               Senior Vice President &
                                               Chief Financial Officer


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